UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. ___)

SR Telecom Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Shares, No Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

78464P208
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA  02482-7910
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

October 1, 2005
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of  20 Pages)

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 2 OF 20 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		116,087,436
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		116,087,436
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	116,087,436
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
86.8% **
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of New Debentures (as defined herein) beneficially owned only by the Reporting Persons, and no conversion of New Debentures by other holders of New Debentures

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 3 OF 20 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B IV Capital Partners, L.P.
	71-0882125
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
SEE ITEM #5	(a) [ X ]
	(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		76,148,709
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		76,148,709
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	76,148,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
81.2% **
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of New Debentures (as defined herein) beneficially owned only by the Reporting Persons, and no conversion of New Debentures by other holders of New Debentures

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 4 OF 20 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Capital IV, LLC
	04-3575350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		76,148,709
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		76,148,709
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	76,148,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
81.2% **
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of New Debentures beneficially owned only by B
IV Capital Partners, L.P., and no conversion of New Debentures by other holders of New Debentures

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 5 OF 20 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	The October Fund, Limited Partnership
	04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		10,915,635
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		10,915,635
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	10,915,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
38.3% **
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of New Debentures beneficially owned only by The October Fund, Limited Partnership, and no conversion of New
Debentures by other holders of New Debentures

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 6 OF 20 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October G.P., LLC
	04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		10,915,635
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		10,915,635
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	10,915,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
38.3% **
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of New Debentures beneficially owned only by The October Fund, Limited Partnership, and no conversion of New
Debentures by other holders of New Debentures

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 7 OF 20 PAGES

	This Schedule 13D dated October 1, 2005 (Schedule 13D) is filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) to report beneficial ownership of common shares, no par value (the Shares) of SR Telecom Inc. (the Issuer) issuable upon conversion of the Issuer's 10% Secured Convertible Debentures due October 15, 2011 (the New Debentures).

	This filing of Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

ITEM 1.	SECURITY AND ISSUER:

      This Schedule 13D relates to the Shares. The principal executive offices of the Issuer are located at 8150 Trans-Canada Hwy, Montreal, QC H4S 1M5a.
ITEM 2.	IDENTITY AND BACKGROUND:

	This statement is being filed jointly by each of the following persons (collectively, the Reporting Persons): DDJ Capital Management, LLC , a Massachusetts limited liability company (DDJ); B IV Capital Partners, L.P., a Delaware limited partnership (B IV); GP Capital IV, LLC, a Delaware limited liability company; The October Fund, Limited Partnership, a Massachusetts limited partnership (October); and October G.P., LLC, a Delaware limited liability company. GP Capital IV, LLC is the general partner of, and DDJ is the investment manager for, B IV. October G.P., LLC is the general partner of, and DDJ is the investment manager for, October. DDJ is also the investment manager for an institutional investor (the Account), and an investment advisor to DDJ Canadian High Yield Fund, a closed-end investment trust established under the laws of the Province of Ontario, Canada (DDJ Canadian). B IV, GP Capital IV, LLC, October, and October G.P., LLC, together with the Account and DDJ Canadian, shall be referred to herein as the DDJ Affiliates.
	The Shares described herein are issuable upon conversion of the New Debentures. The New Debentures are owned by one or more of B
IV, October, the Account and DDJ Canadian. The principal office of each of the Reporting Persons is located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02482.

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 8 OF 20 PAGES

	The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons is set forth on Annex A hereto.

      Within the past five years, none of the Reporting Persons named in this Item 2 or, to the best of their knowledge, the persons listed on Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

	On August 25, 2005, the Issuer completed its offer to exchange its outstanding CDN$71 million 8.15% debentures due August 31, 2005 (the
Old Debentures), plus accrued interest thereon, into the New Debentures
(the Exchange).  Prior to the Exchange, B IV owned CDN$15,480,000 principal amount of the Old Debentures; October owned CDN$2,219,000 principal amount of the Old Debentures; the Account owned
CDN$1,085,000 principal amount of the Old Debentures; and DDJ
Canadian owned CDN$4,815,000 principal amount of the Old Debentures.
In the Exchange, the Issuer issued an aggregate of CDN$75.3 million principal amount of New Debentures, of which the DDJ Affiliates received an aggregate of CDN$25,203,525 principal amount of New
Debentures in exchange for its Old Debentures. The New Debentures may be converted into Shares at any time upon the earlier to occur of (i) November 30, 2005, and (ii) the business day after the date on which a record date is set with respect to a proposed rights offering to be initiated by the Issuer to its existing shareholders (the Mandatory Conversion Date). On the Mandatory Conversion Date, CDN$10 million principal amount of the aggregate CDN$75.3 million principal amount of New Debentures issued and outstanding (including an aggregate of $3,347,082 principal amount of New Debentures held by the DDJ Affiliates) will automatically be converted into Shares on a pro rata basis among holders of the New Debentures. Following the Mandatory Conversion Date, upon election by a holder of the New Debentures, CDN$1,000 principal amount of such New Debentures will convert into 4,606 Shares.

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 9 OF 20 PAGES

      Because the New Debentures may be converted into Shares within 60 days of the date of this Statement (i.e., the Mandatory Conversion Date is no later than November 30, 2005), as of the date hereof, DDJ and the DDJ Affiliates in the aggregate may be deemed to beneficially own the 116,087,436 Shares issuable upon the exercise of the New Debentures held by the DDJ Affiliates. In addition, B IV may be deemed to beneficially own a total of 76,148,709 Shares, and October may be deemed to beneficially own a total of 10,915,635 Shares.

ITEM 4.	PURPOSE OF TRANSACTION:

	The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

	The New Debentures, which are convertible into Shares, were acquired by the DDJ Affiliates pursuant to the Exchange (see Item 3).
DDJ, as investment manager and/or advisor, may cause B IV, October, the Account and DDJ Canadian to purchase New Debentures and/or Shares, subject to a number of factors, including, among others, the availability of Shares for sale at what DDJ considers to be reasonable prices, other investment opportunities that may be available to B IV, October, the Account and DDJ Canadian, and applicable securities laws.

	DDJ and the DDJ Affiliates intend to review continuously the respective equity position of B IV, October, the Account and DDJ
Canadian in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to increase or decrease the equity interest in the Issuer by acquiring additional New Debentures and/or Shares, or by disposing of all or a portion of the New Debentures and/or Shares held by the DDJ Affiliates.

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 10 OF 20 PAGES


	None of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Issuer or any of its subsidiaries, (ii) any change in the Issuer's present Board of Directors or management, (iii) any material changes in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (iv) any change in the Issuer's charter or bylaws, (v) the Issuer's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

      According to information contained in the Issuer's report on Form 6-K filed with the Securities and Exchange Commission on August 15, 2005, the number of Shares outstanding was 17,610,132 as of the close of business on June 30, 2005.

	(a)	B IV owns, and GP Capital IV, LLC and DDJ beneficially
own, as general partner and investment manager, respectively, of B IV, New Debentures in a principal amount equal to CDN$16,532,503.
Following the Mandatory Conversion Date, these New Debentures become convertible into 76,148,709 Shares, or approximately 81.22% of the outstanding Shares of the Issuer (assuming conversion of only the New Debentures held by B IV and not the conversion of any New Debentures held by the other DDJ Affiliates or any other holders of the New Debentures). October owns, and October G.P., LLC and DDJ beneficially own, as general partner and investment manager, respectively, of October, New Debentures in a principal amount equal to CDN$2,369,873.
Following the Mandatory Conversion Date, these New Debentures become convertible into 10,915,299 Shares, or approximately 38.27% of the outstanding Shares (assuming conversion of only the New Debentures held by October and not the conversion of any New Debentures held by the other DDJ Affiliates or any other holders of the New Debentures). DDJ, as investment manager to B IV,

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 11 OF 20 PAGES

October and the Account, and as investment advisor to DDJ Canadian, may be deemed to beneficially own New Debentures in a principal amount equal to CDN$25,203,525. Following the Mandatory Conversion Date, these New Debentures become convertible into 116,087,436 Shares, or approximately 86.83% of the outstanding Shares of the Issuer (assuming conversion only of the New Debentures held by the DDJ Affiliates and not the conversion of any New Debentures held by any other holders of the New Debentures). Assuming full conversion by the Reporting Persons and all other holders of the New Debentures currently outstanding, the Reporting Persons in the aggregate may be deemed to beneficially own approximately 31.84% of the Shares of the Issuer.

	(b)	Each of the Reporting Persons has sole power to vote and
to dispose of the number of Shares beneficially owned so indicated in Item 5(a) above.

	(c)	Except as set forth in Item 3, none of the Reporting
Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, have effected any transaction in the Shares during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER:

	Each of B IV, October, the Account and DDJ Canadian is a party to a Credit Agreement (the Credit Agreement) dated as of May 19, 2005 by and between the Issuer, BNY Trust Company of Canada, as Administrative Agent and Collateral Agent, and certain lenders, including the aforementioned DDJ Affiliates, party thereto from time to time. The Credit Agreement provides the Issuer with a revolving credit facility of USD$39.625 million that extends until October 1, 2006, followed by a non-revolving term period that shall extend until October 2, 2011. DDJ, the Issuer and certain other entities are also parties to a term sheet dated May 19, 2005 (as amended), which also provides for certain rights and obligations of funds and accounts managed by DDJ as holders of the New Debentures. DDJ and B IV, October, the Account and DDJ Canadian are also a party to certain registration rights agreements with the Issuer whereby the Issuer has provided certain registration rights to DDJ and/or the aforementioned

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 12 OF 20 PAGES

DDJ Affiliates, as applicable. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A, hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, including respecting voting or transfer of Issuer securities or joint venture, finder's fee or the like.

	B IV, October, the Account and DDJ Canadian may from time to time own debt securities issued by the Issuer, and may from time to time purchase and/or sell such debt securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

	The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 13 OF 20 PAGES


Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:	/s/  Joshua L. McCarthy
	Joshua L. McCarthy
	Attorney-in-Fact*


B IV CAPITAL PARTNERS, L.P.
By:  GP Capital IV, LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	* /s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Attorney-in-Fact*


GP CAPITAL IV, LLC
By:  DDJ Capital Management, LLC, Manager

By:	* /s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Attorney-in-Fact*

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 14 OF 20 PAGES


THE OCTOBER FUND, LIMITED PARTNERSHIP
By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	* /s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Attorney-in-Fact*


OCTOBER G.P., LLC
By:  DDJ Capital Management, LLC, Manager

By:	* /s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Attorney-in-Fact*

* Limited Power of attorney filed as Exhibit B to this Schedule 13D

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 15 OF 20 PAGES



ANNEX A
===========

	The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley,
MA 02482.  Mr. Breazzano and Ms. Mencher are U. S. citizens.

NAME	PRINCIPAL OCCUPATION OR
EMPLOYMENT
=====
	===============================
========

David J. Breazzano	Principal of DDJ Capital Management, LLC,
and other activities acting on behalf of the DDJ
Affiliates

Judy K. Mencher	Principal of DDJ Capital Management, LLC,
and other activities acting on behalf of the DDJ
Affiliates

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 16 OF 20 PAGES



EXHIBIT INDEX
===========

A.	Joint Filing Agreement, dated as of October 1, 2005, by and
among DDJ Capital Management, LLC, B IV Capital Partners,
L.P., G.P. Capital IV, LLC, The October Fund, Limited
Partnership, and October G.P., LLC

B.	Power of Attorney, dated as of October 1, 2005, granted by
DDJ Capital Management, LLC, B IV Capital Partners, L.P.,
G.P. Capital IV, LLC, The October Fund, Limited Partnership and October G.P., LLC in favor of Joshua L. McCarthy

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 17 OF 20 PAGES

EXHIBIT A
===========

JOINT FILING AGREEMENT

The undersigned hereby agree that statements on Schedules 13G and 13D and Forms 3, 4 and 5 with respect to the Shares of SR Telecom Inc. and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities
Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement may be included as an exhibit to such statements or amendments. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
                              Dated as of:  October 1, 2005
                              DDJ Capital Management, LLC

                              By:* /s/ Joshua L. McCarthy
                              Joshua L. McCarthy
                              Attorney-in-Fact*

                              B IV Capital Partners, L.P.
	By:  GP Capital IV, LLC, its General
	Partner
                              By:  DDJ Capital Management, LLC,
	Manager

                              By:* /s/ Joshua L. McCarthy
                              Joshua L. McCarthy
                              Attorney-in-Fact*

                              GP Capital IV, LLC
                              By:  DDJ Capital Management, LLC,
	Manager
                              By:	* /s/ Joshua L. McCarthy___
                              Joshua L. McCarthy
                              Attorney-in-Fact*

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 18 OF 20 PAGES


The October Fund, Limited
Partnership
By:  October G.P., LLC, its
General Partner
By:  DDJ Capital
Management, LLC, Manager

					By:* /s/ Joshua L. McCarthy
						Joshua L. McCarthy
						Attorney-in-Fact*


						October G.P., LLC
By:  DDJ Capital
Management, LLC, Manager

					By:* /s/ Joshua L. McCarthy
						Joshua L. McCarthy
						Attorney-in-Fact*


* Power of attorney filed as Exhibit B to this Schedule 13D

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 19 OF 20 PAGES

EXHIBIT B
===========

POWER OF ATTORNEY


DDJ Capital Management, LLC, B IV Capital Partners, L.P., GP Capital
IV, LLC, The October Fund, Limited Partnership, and October G.P., LLC each hereby appoint Joshua L. McCarthy its true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange
Commission any Schedule 13G or 13D, Forms 3, 4 or 5, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of its position as an officer, director or shareholder of SR Telecom Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Dated as of:  October 1, 2005

DDJ Capital Management, LLC

				By:	/s/ David J. Breazzano
					Name: 	David J. Breazzano
					Title:  	Member


					B IV Capital Partners, L.P.
By:  GP Capital IV, LLC, its General
Partner
By:  DDJ Capital Management, LLC,
Manager

				By:	/s/ David J. Breazzano
					Name: 	David J. Breazzano
					Title:  	Member

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 20 OF 20 PAGES


      GP Capital IV, LLC
By:  DDJ Capital Management, LLC,
Manager

				By:	/s/ David J. Breazzano
					Name: 	David J. Breazzano
	Title:  	Member


      The October Fund, Limited Partnership
By:  October G.P., LLC, its General
Partner
By:  DDJ Capital Management, LLC,
Manager

By:	/s/ David J. Breazzano
				  	Name: David J. Breazzano
     Title:  Member


      October G.P., LLC
By:  DDJ Capital Management, LLC,
Manager

By:	/s/ David J. Breazzano
      Name: 	David J. Breazzano
     Title:  	Member